October 3, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

RE:       Rockies Region Private Limited Partnership

Amendment No. 1 to Registration Statement on Form 10

Filed August 11, 2006

File No. 0-51959

Dear Mr. Schwall:

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission ("Commission"), dated August 31, 2006 ("Comment Letter"), in reference to Amendment No. 1 to Registration Statement on Form 10, File No. 0-51959, filed on August 11, 2006, by Rockies Region Private Limited Partnership (the "Partnership" or "RRPLP").

This transmittal letter keys our responses to your letter and to the particular places in the Amendment which reflect the revisions.  For the convenience of the Staff, each of the comments from the August 31, 2006, letter is restated in italics prior to the response.

We respond to your letter as follows:

Drilling Activities, page 1

1.         We note your added disclosure that the Partnership has obtained all requisite permits necessary for it to conduct its drilling and production activities.  Please disclose the requirements for these permits and the regulatory body responsible for granting such permits.  We may have further comments.

            Response:  The requisite permits were obtained through either the Colorado Oil and Gas Conservation Commission or the Wyoming Oil and Gas Conservation Commission, as applicable.  The only requirement for the granting of the permits was the completion of an Application for Permit to Drill.  We respectfully inform the Staff that we believe that additional disclosure is not warranted given that all requisite permits were approved and received.  We further advise the Staff that we will give consideration to your comment in future filings and provide additional disclosure as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 17

2.         We note that the remaining amount of the net partners' contributions is for completing and equipping the 34 wells in progress.  Please disclose your estimate of how long this will take.

Response:  We note the Staff's comment and respectfully refer the Staff to the disclosure made on page 2 under the section entitled "Drilling Activities," stating that it is the Partnership's expectation that the remaining wells would be connected and producing by the end of third quarter 2006.  While the disclosure is not specifically included within MD&A, we believe that additional disclosure would be repetitive and would not add value to the overall Form 10.  Additionally, we further advise the Staff that we will include in future filings, as appropriate, the requested disclosure.

Engineering Comments

Business

Partnership Prospects, page 3

3.                  Tell us if your ownership interests in any of your properties exclude any geological formations.  If so, please tell us what geological formations are excluded (specify the depths or intervals of the geological horizons), the properties to which these relate, and whether those formations have produced hydrocarbons in the past.

            Response:  We respectfully inform the Staff that the Managing General Partner has assigned to the Partnership ownership interest to the total depth of the wells drilled.  No geological formation to the total depth of the wells drilled has been excluded from the Partnership's ownership interest.

Financial Statements

Note 7 - Supplemental Reserve Information, page F-14

4.         Please disclose the amount of oil and gas that you classified as proved developed reserves, and the number of days had you established production for you reserves as of March 31, 2006.

Response:  We respectfully inform the Staff that the disclosure made in Note 7 identifies the amount of oil and gas that the Partnership classified as proved developed reserves as of March 31, 2006, in table format.  While the additional disclosure requested by the Staff is not specifically required and the lack thereof does not render the current disclosure incorrect or misleading, we respectfully advise the Staff that we will expand our disclosure in future filings, as appropriate, to include the requested disclosure.

5.         Tell us if your proved reserves include volumes from geological formations that are not currently on production.  If so, please tell us which non-producing geological formations are situated on each property and the amount of reserves attributed to each of those.

Response:  We respectfully inform the Staff that all proved reserve volumes are attributable to either the Codell or Mesa Verde formations, which are producing geological formations.

In addition, the Partnership acknowledges that:

•        The Partnership is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff's comments or if you would like to discuss any other matters, please telephone me at (304) 842-6256.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at the same number.

Respectfully,

Darwin L. Stump

Chief Financial Officer

Enclosure

cc:        Peter A. Mendes, Partner, KPMG LLP

            Laurence S. Lese, Esq., Duane Morris LLP